UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Cano Health, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

13781Y103

(CUSIP Number)

Joshua L. Targoff

Third Point LLC

55 Hudson Yards

New York, NY 10001

(212) 715-3880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13781Y103	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 11,500,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 11,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.37%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 13781Y103	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 11,500,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 11,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.37%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Class A common stock, par value $0.0001 per share (“Common Stock”), of Cano Health, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 9725 NW 117th Avenue, Suite #200, Miami, Florida 33178.

Item 2. Identity and Background.

(a)

This Schedule 13D is being filed by Third Point LLC, a Delaware limited liability company (the “Management Company”), and Daniel S. Loeb (“Mr. Loeb” and, together with the Management Company, the “Reporting Persons”).

(b)	The principal business address of the Reporting Persons is 55 Hudson Yards New York, New York 10001.

(c)

The principal business of the Management Company is to serve as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the “Funds”, including TP Trading II LLC (“TPT”)), and to control the investing and trading in securities of the Funds. The principal occupation of Mr. Loeb is serving as Chief Executive Officer of the Management Company.

(d) (e)

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Loeb is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The Funds expended an aggregate of $106,000,000 of their own investment capital to acquire the 11,500,000 shares of Common Stock held by them.

The Reporting Persons and Funds may effect purchases of shares of Common Stock through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.

Item 4. Purpose of Transaction.

The Reporting Persons originally acquired the securities reported herein for investment purposes.

The Reporting Persons have confidence in the Issuer’s operating strategy and management team. However given recent developments at the Issuer and taking into account the market’s largely unfavorable view of companies taken public through special purpose acquisition vehicles, the Reporting Persons believe the Board of Directors (the “Board”) should immediately engage financial and legal advisors to commence a review of strategic alternatives. The Reporting Persons believe this strategic review should focus on a sale of the Issuer, and that a properly run sales process is likely to result in offers representing a substantial premium to the Issuer’s trading price. The Reporting Persons believe that the Issuer is unlikely to achieve such valuation on a stand-alone basis, in part due to structural issues with its shareholder base. The Reporting Persons have no present plan to pursue a proxy contest with the Issuer, but may consider initiating a proxy contest seeking to elect one or more members of the Board and bring such other proposals as the Reporting Persons deem appropriate should the Board not adequately address the value gap between the current share price of the Issuer and the intrinsic value thereof, including by commencing a review of strategic alternatives as outlined above.

The Reporting Persons intend to engage in a dialogue with members of the Board and management of the Issuer or other representatives of the Issuer. The Reporting Persons may also engage in a dialogue and other communications regarding the Issuer with other stockholders of the Issuer, knowledgeable industry or market participants or other persons. Any dialogue or communications with any of the foregoing persons may relate to potential changes of strategy, consideration or discussion regarding one or more transactions to maximize shareholder value (including a sale of the Issuer), and other proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer’s shares of Common Stock (or derivatives with respect thereto) on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets, general economic and industry conditions, and the Issuer’s response to the Reporting Persons requests made herein, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock (or derivatives with respect thereto) or selling some or all of their shares of Common Stock (or derivatives with respect thereto). The response under Item 6 below is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)

On the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 11,500,000 shares of Common Stock held by the Funds (such shares, the “Shares”). The Shares represent approximately 6.37% of the Issuer’s Common Stock outstanding. Calculations of the percentage of Common Stock beneficially owned assumes 180,410,977 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2021.

(b)	Each of the Reporting Persons shares voting and dispositive power over the Shares held directly by the Funds.

(c)

Set forth on Schedule A hereto are all transactions in the shares of Common Stock effected during the past sixty days by the Reporting Persons, inclusive of any transactions effected through 4:30 p.m., New York City time, on March 8, 2022.

(d)

Other than the Funds that directly hold the Shares, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Items 3, 4 and 5 is incorporated by reference herein, as applicable.

Subscription Agreement

Pursuant to a subscription agreement, dated as of November 11, 2020, between by Jaws Acquisition Corp. (predecessor to the Issuer, “Jaws”) and TPT (the “Subscription Agreement”), TPT purchased 9,000,000 shares of Common Stock and is entitled to certain registration rights with respect to such shares of Common Stock and indemnification rights with respect to such registration rights. The foregoing summary of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to such document. The form of Subscription Agreement is filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Jaws with the SEC on November 12, 2020.

Derivative Transactions

The Funds may, from time to time, enter into and dispose of cash-settled equity swap, stock-settled equity swap, option or other derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock.

Certain of the Funds have entered into swaps with respect to the Common Stock. Under the terms of the swaps, (i) the relevant Fund will be obligated to pay to the counterparty any negative price performance of the specified notional number of shares of Common Stock subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay the relevant Fund any positive price performance of the specified notional number of shares of Common Stock subject to the swaps as of the expiration date of the swaps. Any dividends received by the counterparty on such notional shares during the term of the swaps will be paid to the relevant Funds. The swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons do not have (and disclaim) any beneficial ownership of any shares that may be referenced in the swap contracts or shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts. The number of shares of Common Stock specified in such swaps as of 4:30 p.m. New York City time on the date hereof is 1,875,000.

Joint Filing Agreement

On March 9, 2022, the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of this Schedule 13D (and any amendments thereto) with respect to the securities of the Issuer. Such Joint Filing Agreement is attached hereto as Exhibit 1.

Item 7. Material to Be Filed as Exhibits.

Exhibit Number

1.	Joint Filing Agreement, dated as of March 9, 2022, by and among the Reporting Persons (filed herewith).

2.	Power of Attorney granted by Daniel S. Loeb in favor of William Song and Joshua L. Targoff, dated February 17, 2021, which was previously filed with the SEC on March 5, 2021 as Exhibit 24 to the Form 4 filed by Third Point LLC and Daniel S. Loeb with respect to Radius Global Infrastructure Inc. and is incorporated herein by reference.

3.	Form of Subscription Agreement, which was previously filed with the SEC on November 12, 2020 as Exhibit 10.1 to the Form 8-K filed by Jaws Acquisition Corp. (predecessor to Cano Health, Inc.) and is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2022

THIRD POINT LLC

By:	/s/ William Song
Name:	William Song
Title:	Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ William Song
Name:	William Song
Title:	Attorney-in-Fact

SCHEDULE A

This Schedule A sets forth information with respect to each purchase and sale of shares of Common Stock which was effectuated by a Reporting Person during the past sixty days, inclusive of any transactions effected through 4:30 p.m., New York City time, on March 8, 2022. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Date of Transaction	Number of Shares Purchased (Sold)	Price per Share ($)
1/4/2022	(150,100)	9.01
1/4/2022	150,100	9.01
2/1/2022	(145,000)	5.78
2/1/2022	145,000	5.78
2/10/2022	76,588	6.60
2/11/2022	139,220	6.52

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

1.	Joint Filing Agreement, dated as of March 9, 2022, by and among the Reporting Persons (filed herewith).

2.	Power of Attorney granted by Daniel S. Loeb in favor of William Song and Joshua L. Targoff, dated February 17, 2021, which was previously filed with the SEC on March 5, 2021 as Exhibit 24 to the Form 4 filed by Third Point LLC and Daniel S. Loeb with respect to Radius Global Infrastructure Inc. and is incorporated herein by reference.

3.	Form of Subscription Agreement, which was previously filed with the SEC on November 12, 2020 as Exhibit 10.1 to the Form 8-K filed by Jaws Acquisition Corp. (predecessor to Cano Health, Inc.) and is incorporated herein by reference.